Exhibit (a)(1)(B)

Notice to Holders

Canopy Growth Corporation

4.25% Convertible Senior Notes due 2023

CUSIP Nos.: 138035 AA8 and C2112G AA01

Canopy Growth Corporation (“Corporation”) is party to an Indenture dated June 20, 2018 (the “Indenture”), among the Corporation, GLAS Trust Company LLC, as U.S. trustee (“U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), pursuant to which the Corporation issued its 4.25% Convertible Senior Notes due 2023 (the “Notes”). Capitalized terms used herein but not otherwise defined shall have the respective meanings given such terms in the Indenture.

On August 15, 2018, the Corporation announced that Constellation Brands, Inc. (“Constellation”), through its affiliate CBG Holdings LLC (“CBG”), has committed to making an investment in the Corporation of C$5.079 billion on a private placement basis (the “Investment”) in exchange for (i) 104,500,000 common shares in the capital of the Corporation (the “Common Shares”), and (ii) 139,745,453 Common Share purchase warrants (the “2018 Warrants”). CBG is acquiring the Common Shares at a price of C$48.60 per share. If exercised, the 2018 Warrants would provide for at least an additional C$4.459 billion to the Corporation.

As previously announced, on November 2, 2017, Greenstar Canada Investment Limited Partnership (“Greenstar”), an affiliate of Constellation, made an investment in the Corporation of C$244,990,084.25 on a private placement basis in exchange for: (i) 18,876,901 Common Shares and (ii) 18,876,901 Common Share purchase warrants (the “2017 Warrants”). Greenstar also beneficially owns $200,000,000 of the Notes.

Upon closing of the Investment, Constellation will indirectly hold an approximate 55% equity interest in the Corporation, assuming full exercise of the 2017 Warrants and 2018 Warrants but excluding exercise of the Notes held by Greenstar. Closing of the Investment is subject to customary closing conditions, including Corporation shareholder approval and applicable Canadian government and regulatory approvals, and is expected to close on October 31, 2018.

Under the terms of the Indenture, the closing of the Investment is the anticipated effective date of a Fundamental Change and a Make-Whole Fundamental Change. Pursuant to the Indenture, if a transaction or event that constitutes a Fundamental Change or a Make-Whole Fundamental Change occurs, all or any portion of a Holder’s Notes may be surrendered for conversion at any time from or after the date that is 30 Scheduled Trading Days prior to the anticipated effective date of the transaction or event. In accordance with the Indenture, the Notes shall be subject to conversion at any time from or after September 18, 2018 until the related Fundamental Change Repurchase Date.

Pursuant to the Indenture, if the Effective Date of a Make-Whole Fundamental Change occurs and a Holder elects to convert its Notes from and including the Effective Date of the Make-Whole Fundamental Change up to, and including, the Business Day immediately prior to the Fundamental Change Repurchase Date, the Corporation may be required to increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional Common Shares.

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The CUSIP numbers appearing herein has been included solely for the convenience of the Holders. The U.S. Trustee assumes no responsibility for the selection or use of such CUSIP numbers and makes no representation as to the correctness of the CUSIP numbers.

Pursuant to the Indenture, a Fundamental Change occurs, Holders will have the right, at each Holder’s option, to require the Corporation to repurchase for cash all of such Holder’s Notes, or any portion thereof, on a Fundamental Change Repurchase Date specified by the Corporation in accordance with the Indenture.

The Corporation will provide additional information regarding the timing for the Make-Whole Fundamental Change (including the number of additional Common Shares, if any, by which the Conversion Rate shall be increased per $1,000 principal amount of Notes) and the Fundamental Change Repurchase Date.

Dated: September 18, 2018

By:	Canopy Growth Corporation

cc:	GLAS Trust Company LLC

Computershare Trust Company of Canada

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 3.2 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in nine countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com.

Contact:

Tyler Burns	Caitlin O’Hara
Investor Relations	Communications Specialist
Canopy Growth Corporation	Canopy Growth Corporation
tyler.burns@canopygrowth.com	caitlin.ohara@canopygrowth.com
1-855-558-9333 ex 122	613-291-3239